SEC File Number
001-38093
CUSIP Number
92347M10 0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Veritone, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1615 Platte Street, 2nd Floor
Address of Principal Executive Office (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Veritone, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Notification”) with respect to its Form 10-Q as of and for the three months ended June 30, 2024 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense principally due to the identification of an impairment indicator with respect to goodwill and long-lived assets as of June 30, 2024, which requires additional procedures to perform an impairment analyses as required under U.S. GAAP. These analyses require significant resources from the Company’s financial, accounting and administrative personnel and, as a result, the Company requires additional time to complete its quarterly review. The Company does not expect that the impact of these analyses will result in any adjustments to its financial statements, which, if adjustments were required, would be limited to non-cash amortization expense, loss from operations, net loss and net loss per share for the quarter ended June 30, 2024.

The Company expects to file its Quarterly Report on Form 10-Q by Wednesday, August 14, 2024, which is within the five-calendar day extension provided by Rule 12b-25.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, and such forward-looking statements are intended to be subject to the safe harbors created thereby. All statements made in this Form 12b-25 that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “continue,” “can,” “may,” “plans,” “potential,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, the Company’s expectation that management will determine there is substantial doubt about the Company’s ability to continue to operate as a going concern, the Company’s expectation that there will not be an impairment charge for the three months ended June 30, 2024, the Company’s expectation that there will not be any material changes from the financial information included in the Press Release (defined below), and the Company’s expectation that it will file the Form 10-Q on or before the fifth calendar day following the prescribed due date, as provided by Rule 12b-25 under the Exchange Act.

The forward-looking statements included herein represent management’s current expectations and assumptions based on information available as of the date of this Form 12b-25. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including but not limited to, the factors included under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2024 and Quarterly Report on Form 10-Q filed with the SEC on May 10, 2024 as well as other filings that the Company makes with the SEC from time to time. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speak only as of the date hereof.

Moreover, the Company operates in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for management to predict all risks and uncertainties, nor can management assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, the Company assumes no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are qualified by these cautionary statements.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael L. Zemetra	888	507-1737
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 8, 2024, the Company furnished a Current Report on Form 8-K to the Securities and Exchange Commission that included a press release announcing the Company’s unaudited financial results for the three and six months ended June 30, 2024, including the following:

The Company expects to report second quarter revenue of $31.0 million, an increase of $3.0 million or 11% from $28.0 million in the second quarter of 2023. The Company expects Software Products & Services revenue of $15.6 million, an increase of $1.5 million or 11% year over year driven by the acquisition of Broadbean in the second quarter of 2023, which generated $8.7 million in revenue in the second quarter of 2024, offset by the decline in legacy Veritone Hire revenue over the same period, including declines in revenue from Amazon. The Company expects Managed Services revenue of $15.4 million increased $1.5 million or 11% year over year principally due to an improvement in advertising services.

The Company expects to report loss from operations of $17.7 million improved by $10.5 million as compared to a loss of $28.2 million in Q2 2023 driven in part by a net $7.5 million decrease in operating expenses including the impact of the acquisition of Broadbean in the second quarter of 2023, and the $3.0 million increase in revenue. The $7.5 million net decline in operating expenses was driven by legacy cost reductions, coupled with lower professional fees related to acquisitions and divestitures of $4.0 million year over year driven by the second quarter 2023 Broadbean acquisition.

The Company expects to report net loss of $22.2 million, compared to net loss of $23.3 million in the second quarter of 2023, driven by the $10.5 million improvement in loss from operations, offset by (i) an increase of $3.8 million in net interest expense largely associated with the Company’s term loan, which included $1.4 million of non-cash amortization associated with the initial discount and issuance costs of the term loan, (ii) a one-time gain of $2.6 million from the divestiture of the Company’s energy division in the second quarter of 2023, (iii) a $1.6 million decline in foreign currency gains and (iv) a $1.3 million increase in the Company’s provision for income taxes or decline in the Company's tax benefit.

The Company expects to report cash and cash equivalents of approximately $47.0 million, including long term restricted cash of approximately $0.9 million. Management is continuing to review the Company’s liquidity position and related disclosures. However, as noted above, based on the Company’s liquidity position at June 30, 2024 and the Company’s current forecast of operating results and cash flows, absent any other action, management expects to disclose that there is substantial doubt about the Company’s ability to continue to operate as a going concern within one year after the date the Quarterly Report is filed. In the near term, and to meet its obligations as they come due, the Company expects to capture past cost reductions and potential future cost synergies from the Company’s past acquisitions.

In addition, management recently commenced a formal process to divest a material non-software asset (the “Asset”), which transaction management intends to close within the twelve months following the filing of this Notification. If consummated, the sale of the Asset is expected to generate substantial cash proceeds to be used to repay a portion of the Company’s term loan and fund future operations. There is no assurance that such transaction will close in the subsequent twelve-month period, or at all, and as a result, these cash flows will be excluded from management’s plans to remediate the doubt of going concern.

The Company does not expect the financial results included in the Form 10-Q, when filed, to reflect any material changes from the financial information included in the press release. However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the financial statements and filing of the Form 10-Q.

Veritone, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2024	By:	/s/ Michael L. Zemetra
Name: Michael L. Zemetra
Title: Chief Financial Officer